Exhibit 99.4

TWENTY ONE CAPITAL, INC.
2025 STOCK INCENTIVE PLAN
RESTRICTED STOCK UNIT GRANT NOTICE

Twenty One Capital, Inc., a Texas corporation (the “Company”), pursuant to its 2025 Stock Incentive Plan (as may be amended from time to time, the “Plan”), hereby grants [●] (the “Participant”) this award of Restricted Stock Units as set forth below (the “Award”). The Award is subject to all of the terms and conditions as set forth in this Restricted Stock Unit Grant Notice (the “Grant Notice”), the Restricted Stock Unit Award Agreement attached hereto as Exhibit A (the “RSU Award Agreement”), and the Plan, all of which are incorporated herein in their entirety. Capitalized terms not explicitly defined herein but defined in the Plan or the RSU Award Agreement will have the same definitions as in the Plan or the RSU Award Agreement. If there is any conflict between the terms in this Grant Notice and the Plan, the terms of the Plan will control.

Date of Grant: [●]

Number of Restricted Stock Units Granted: [●]

Vesting Commencement Date: [●]

Vesting Terms:

[●]

Additional Terms/Acknowledgments: The Participant acknowledges receipt of, and understands and agrees to, this Grant Notice, the RSU Award Agreement and the Plan. The Participant further acknowledges that as of the Date of Grant, this Grant Notice, the RSU Award Agreement, and the Plan set forth the entire understanding between the Participant and the Company regarding this Award and supersede all prior oral and written agreements, promises and/or representations on the terms of this Award, with the exception, if applicable, of any compensation recovery policy that is adopted by the Company or is otherwise required by applicable law.

By accepting this Award, the Participant acknowledges having received and read the Grant Notice, the RSU Award Agreement and the Plan and agrees to all of the terms and conditions set forth in these documents. The Participant consents to receive Plan documents by electronic delivery and to participate in the Plan through an on-line or electronic system maintained by the Company or a third-party designated by the Company.

[Signature Page Follows]

ACKNOWLEDGED AND AGREED TO BY:

Twenty One Capital, Inc.	Participant

By:	By:
Name:	Name:	[●]
Title:
Date:
Date:

EXHIBIT A

TWENTY ONE CAPITAL, INC.
2025 STOCK INCENTIVE PLAN
RESTRICTED STOCK UNIT AWARD AGREEMENT

Pursuant to the Restricted Stock Unit Grant Notice (the “Grant Notice”) and this Restricted Stock Unit Award Agreement (the “RSU Award Agreement”), Twenty One Capital, Inc., a Texas corporation (the “Company”), has granted the Participant an award of Restricted Stock Units as indicated in the Grant Notice (the “Award”) under its 2025 Stock Incentive Plan (as may be amended from time to time, the “Plan”). The Award is granted to the Participant effective as of the date of grant set forth in the Grant Notice (the “Date of Grant”). If there is any conflict between the terms in this RSU Award Agreement and the Plan, the terms of the Plan will control. Capitalized terms not explicitly defined in this RSU Award Agreement but defined in the Plan or the Grant Notice will have the same definitions as in the Plan or the Grant Notice.

The details of the terms of conditions of the Award, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1.	Vesting. The Award shall vest in accordance with the Grant Notice. Unless otherwise provided under the Grant Notice or the Plan, vesting will cease upon the termination of the Participant’s employment or service with the Company and all Subsidiaries thereof.

2.	Settlement of Restricted Stock Units. Each Restricted Stock Unit represents the right to receive one Share, upon the satisfaction of the terms and conditions set forth in Grant Notice, the RSU Award Agreement and the Plan. Upon the vesting of the Restricted Stock Units, the Shares related to such vested Restricted Stock Units under the Award shall be delivered promptly following the date such Restricted Stock Units have become vested, and in any event no later than March 15th of the calendar year following the year of vesting or within such other period as is required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code.

3.	Tax Withholding. The Company shall be entitled to require a cash payment by or on behalf of the Participant in respect of any sums required or permitted by federal, state or local tax law to be withheld with respect to the Award; provided that, as determined by the Administrator in its sole discretion, the Participant may be permitted to satisfy the applicable tax obligations with respect to the Award by net share settlement, pursuant to which the Company shall withhold from the number of Shares that would otherwise be issued upon settlement of the Restricted Stock Units the smallest whole number of Shares with a Fair Market Value equal to or exceeding the applicable tax obligations.

4.	Voting and Other Rights. Unless and until Shares are issued in respect of the settlement of the vested Restricted Stock Units, the Participant shall have no rights of a stockholder with respect to the Shares subject to the Restricted Stock Units (including any right to vote and any right to receive distributions or dividends).

5.	RSU Award Agreement and Grant Notice Subject to Plan. This RSU Award Agreement and the Grant Notice are made pursuant to all of the provisions of the Plan, which is incorporated herein by this reference, and are intended, and shall be interpreted in a manner, to comply therewith. In the event of any conflict between the provisions of this RSU Award Agreement, the Grant Notice and the provisions of the Plan, the provisions of the Plan shall govern. The Participant hereby acknowledges receipt of a copy of the Plan. The Participant hereby acknowledges that all decisions, determinations and interpretations of the Administrator in respect of the Plan, this RSU Award Agreement, the Grant Notice and the Restricted Stock Units shall be final and conclusive.

6.	No Rights to Continuation of Service. Nothing in the Plan, this RSU Award Agreement or the Grant Notice shall confer upon the Participant any right to continue in the service of the Company or any Affiliate thereof or shall interfere with or restrict the right of the Company or its Affiliates to terminate the Participant’s service at any time for any reason whatsoever, with or without Cause.

7.	Compliance With Section 409A of the Code. The Award and the payments and benefits under the Grant Notice and the RSU Award Agreement are intended to comply with Code Section 409A to the extent subject thereto and shall be interpreted in accordance with Code Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Date of Grant. Notwithstanding any provision in the Plan, this RSU Award Agreement or the Grant Notice to the contrary, no payment or distribution under this RSU Award Agreement or the Grant Notice that constitutes an item of deferred compensation under Code Section 409A and becomes payable by reason of the Participant’s termination of service with the Company or any of its Affiliates will be made to the Participant until the Participant’s termination of service constitutes a “separation from service” (as defined in Code Section 409A). For purposes of this RSU Award Agreement and the Grant Notice, each amount to be paid or benefit to be provided shall be construed as a separate identified payment for purposes of Code Section 409A. If a participant is a “specified employee” (as defined in Code Section 409A), then to the extent necessary to avoid the imposition of taxes under Code Section 409A, such Participant shall not be entitled to any payments upon a termination of his or her service until the earlier of: (i) the expiration of the six (6)-month period measured from the date of such Participant’s “separation from service” and (ii) the date of such Participant’s death. Upon the expiration of the applicable waiting period set forth in the preceding sentence, all payments and benefits deferred pursuant to this Section 7 (whether they would have otherwise been payable in a single lump sum or in installments in the absence of such deferral) shall be paid to such Participant in a lump sum as soon as practicable, but in no event later than sixty (60) calendar days, following such expired period, and any remaining payments due under this RSU Award Agreement or the Grant Notice will be paid in accordance with the normal payment dates specified for them herein. Notwithstanding the foregoing, the Company is not guaranteeing any particular tax outcome, and the Participant shall remain solely liable for any and all tax consequences associated with the Restricted Stock Units.

8.	Tax Consequences. The Company has no duty or obligation to minimize the tax consequences to the Participant of the Restricted Stock Units and shall not be liable to the Participant for any adverse tax consequences to the Participant arising in connection with the Restricted Stock Units. The Participant is hereby advised to consult with the Participant’s own personal tax, financial and/or legal advisors regarding the tax consequences of the Restricted Stock Units and by signing the Grant Notice, the Participant has agreed that the Participant has done so or knowingly and voluntarily declined to do so. The Participant understands that the Participant (and not the Company) shall be responsible for the Participant’s own tax liability that may arise as a result of this investment or the transactions contemplated by this RSU Award Agreement and the Grant Notice.

9.	Set-Off. The Participant hereby acknowledges and agrees, without limiting the rights of the Company or any Affiliate thereof otherwise available at law or in equity, that, to the extent permitted by law, any amount due to the Participant under this RSU Award Agreement or the Grant Notice may be reduced by, and set-off against, any or all amounts or other consideration payable by the Participant to the Company or any of its Affiliates under any other agreement or arrangement between the Participant and the Company or any of its Affiliates; provided that any such set-off does not result in a penalty under Section 409A of the Code.

10.	Governing Law. This RSU Award Agreement and the Grant Notice shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to the principles of conflicts of law of such state.

11.	RSU Award Agreement and Grant Notice Binding on Successors. The terms of this RSU Award Agreement and the Grant Notice shall be binding upon the Participant and upon the Participant’s heirs, executors, administrators, personal representatives, transferees, assignees and successors in interest, and upon the Company and its successors and assignees, subject to the terms of the Plan.

12.	No Assignment. Notwithstanding anything to the contrary in this RSU Award Agreement or the Grant Notice, this RSU Award Agreement, the Grant Notice and any rights granted herein and thereunder shall not be assignable by the Participant.

13.	Necessary Acts. The Participant hereby agrees to perform all acts, and to execute and deliver any documents that may be reasonably necessary to carry out the provisions of this RSU Award Agreement and the Grant Notice, including but not limited to all acts and documents related to compliance with federal and/or state securities and/or tax laws.

14.	Severability. Should any provision of this RSU Award Agreement or the Grant Notice be held by a court of competent jurisdiction to be unenforceable, or enforceable only if modified, such holding shall not affect the validity of the remainder of this RSU Award Agreement or the Grant Notice, the balance of which shall continue to be binding upon the parties hereto with any such modification (if any) to become a part hereof and treated as though contained in this original RSU Award Agreement and the Grant Notice. Moreover, if one or more of the provisions contained in this RSU Award Agreement or the Grant Notice shall for any reason be held to be excessively broad as to scope, activity, subject or otherwise so as to be unenforceable, in lieu of severing such unenforceable provision, such provision or provisions shall be construed by the appropriate judicial body by limiting or reducing it or them, so as to be enforceable to the maximum extent compatible with the applicable law as it shall then appear, and such determination by such judicial body shall not affect the enforceability of such provisions or provisions in any other jurisdiction.

15.	Entire Agreement. This RSU Award Agreement, the Grant Notice and the Plan contain the entire agreement and understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral, express or implied, with respect to the subject matter hereof.

16.	Headings. Headings are used solely for the convenience of the parties and shall not be deemed to be a limitation upon or descriptive of the contents of any such Section.

17.	Amendment. No amendment or modification hereof shall be valid unless it shall be in writing and signed by the Company and the Participant hereto. Notwithstanding the foregoing, this RSU Award Agreement may be amended solely by the Administrator by a writing which specifically states that it is amending this RSU Award Agreement, so long as a copy of such amendment is delivered to the Participant, and provided that, except as otherwise expressly provided in the Plan, no such amendment materially adversely affecting the Participant’s rights hereunder may be made without the Participant’s written consent. Without limiting the foregoing, the Administrator reserves the right to change, by written notice to the Participant, the provisions of this RSU Award Agreement in any way it may deem necessary or advisable to carry out the purpose of the RSU Award Agreement as a result of any change in applicable laws or regulations or any future law, regulation, ruling, or judicial decision, provided that any such change shall be applicable only to rights relating to that portion of the Award which is then subject to restrictions as provided herein.

* * *

This RSU Award Agreement will be deemed to be signed by the Company and the Participant upon the signing by the Company and the Participant of the Grant Notice.

6